SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated July 4, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTION OF  PERSONs DISCHARGING MANAGERIAL RESPONSIBILITIES

ScottishPower Executive Share Option Scheme

Scottish Power plc ("the Company")  announces that on 4 July 2006, the following
PDMRs exercised  options and  subsequently  sold shares under the  ScottishPower
Executive Share Option Scheme at an exercise price of £3.76 per share and a sale price of £5.76 as follows:-

                     Number of shares    Number of shares         Total holding
                            exercised                sold         in   ordinary
                                                                  shares of 42p

Willie MacDiarmid              46,511               46,511              26,507*

David Rutherford               29,235               29,235              15,130*

* representing less than 1% of the issued share capital of the Company.

Mrs Sheelagh Duffield

Company Secretary

Telephone: 0141 636 4544

4 July 2006

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: July 4, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary